W. Ron Hinson Comptroller and Chief Accounting Officer	Southern Company Bin 10137 241 Ralph McGill Boulevard NE Atlanta, GA 30308-3374 Tel 404.506.6641 Fax 404.506.4310 wrhinson@southernco.com

May 13, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. Andrew Mew, Accounting Branch Chief
Division of Corporation Finance

RE:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Forms 10-K for the year ended December 31, 2008
Filed February 29, 2009
File Nos. 1-03526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553

Dear Mr. Mew:

The Southern Company, a Delaware Corporation (“Southern Company” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. W. Ron Hinson of Southern Company, dated April 16, 2009.

Set forth below are the responses of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.  For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the April 16, 2009 comment letter, and is followed by the response of the Company and or companies, as applicable. All page references are to the pages of the 2008 combined Form 10-K filed by the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.

Securities and Exchange Commission

May 13, 2009

General

SEC COMMENT

1.

Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary.

RESPONSE

The Company has provided a separate response to each of the Staff’s comments for each registrant or noted to which registrant the response relates, to the extent the comment applies to more than one registrant.

Management’s Discussion and Analysis of Financial Condition and Results...page II-12

Key Performance Indicators, page II-13

SEC COMMENT

2.	We read your disclosure regarding the non-GAAP measure entitled, “EPS, excluding leveraged lease charges.” Please specifically label this a non-GAAP measure.

RESPONSE

The Southern Company

In future filings, Southern Company will label the EPS, excluding leveraged lease charges as a non-GAAP measure.

Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Securities and Exchange Commission

May 13, 2009

SEC COMMENT

3.

We also note your statement that “...EPS excluding leverage lease charges is useful to investors because it provides investors with additional information for purposes of comparing Southern Company’s performance for such periods.” It appears that providing additional information is not a substantive reason to support your basis that the presentation of the non-GAAP measure is useful for investors. In this regard, please expand your disclosure to further explain how and why that presentation is useful to investors regarding your financial condition and results of operations, and advise us.

RESPONSE

Southern Company

In the case of the leveraged lease charges excluded in the 2008 EPS, the benefit to investors is the ability to evaluate our ongoing business activities as the charges significantly impacted 2008 results and significant charges relating to our leveraged lease investments had not occurred prior to 2008 and are not expected to occur in the future. By disclosing EPS excluding the leveraged lease charges, we were able to provide the investors with earnings information that is consistent with our historical and ongoing business activities. As discussed in our response to Comment #2 above, we will label the EPS, excluding leveraged lease charges as a non-GAAP measure and we further agree in future filings to more clearly identify the benefit to investors of the non-GAAP information similar to the following proposed disclosure.

“Southern Company management uses the non-GAAP measure of EPS, excluding leveraged lease charges, to evaluate the performance of Southern Company’s ongoing business activities. Southern Company believes the presentation of this non-GAAP measure of earnings and EPS excluding the leveraged lease charges is useful for investors because it provides earnings information that is consistent with the historical and ongoing business activities of the Company.”

Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Securities and Exchange Commission

May 13, 2009

SEC COMMENT

4.

With a view towards enhanced disclosure, please consider incorporating into your overview discussion the authorized and actual returns on equity for each of your regulated utility subsidiaries for the past three years.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

The rate structures for the traditional operating companies are described in the “Rate Matters” section of Part I in the Form 10-K. In addition to serving retail customers, the traditional operating companies have a wholesale component of their business that is subject to FERC regulation as opposed to state retail rate regulation making authorized retail returns less meaningful. We believe that the current disclosures of the total net income and the actual results against the key performance indicators focused on by management in evaluating its own results are more useful measures for the investors’ analysis of these vertically integrated utilities. Further, there is no requirement to disclose actual returns on equity.

Southern Power Company

Not applicable.

Application of Critical Accounting Policies and Estimates, page II-39

SEC COMMENT

5.

Please explain to us if you considered providing critical accounting policies related to your employee benefit and nuclear decommissioning obligations. In this regard, it appears both obligations are material to your financial statements and subject to numerous significant assumptions. To the extent you decide to enhance your critical accounting policy discussion for these items, please include a sensitivity analysis of the significant assumptions or any other quantitative information to the extent that is material to the understanding of the assumptions. In this regard, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as to how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Securities and Exchange Commission

May 13, 2009

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

In analyzing and identifying our critical accounting policies and estimates, we have attempted to identify those accounting policies and estimates that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and where the selection of different assumptions could have a material impact on the presentation of our financial condition or results of operations. For both our employee benefit obligations and our nuclear decommissioning obligations, we determined that neither of these two accounting estimates met the definition of a critical accounting estimate. We concluded that identifying these two areas as significant accounting estimates would be inconsistent with the Commission’s guidance in FR-72 which requires companies to focus on material information and eliminate immaterial information.

This conclusion is based in large part on the fact that all of our nuclear decommissioning obligations and a substantial majority of our employee benefit obligations pertain to the traditional operating companies. A substantial portion of our employee benefit plan expense and all of the periodic expense associated with our nuclear decommissioning obligations is recovered from the rate payers of our traditional operating utilities. As a result, there is a low likelihood that the selection of different assumptions would have a material impact on our results of operations due to the accounting required by FASB Statement No. 71 (SFAS No. 71). Accordingly, we have specifically disclosed in our SFAS No. 71 discussion of “Electric Utility Regulation” on page II-39 that accounting estimates inherent in these costs have less of a direct impact on our results of operations. In fact, less than 15% of our total employee benefit expense of $111 million for 2008 was associated with our unregulated operations. As a result, we do not believe that the selection of different assumptions in estimating our employee benefit obligations would have a material impact on our results of operations in future periods.

Southern Power Company

Not applicable.

Market Price Risk, page II-44

SEC COMMENT

6

Explain to us and revise your disclosure to indicate what percentage of energy-related derivative contracts are entered into with investment grade entities. If the Company has exposure to non-investment grade entities, then

Securities and Exchange Commission

May 13, 2009

please enhance your disclosure to indicate the amount and type of collateral held.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

As of December 31, 2008, 100% of our energy-related derivative contracts that were in asset positions were entered into with investment grade counterparties, or were supported by letters of credit or guarantees with investment grade entities. We will revise our future annual disclosures (or, if our asset position is determined material, our interim disclosures) to indicate that all such contracts were with investment grade counterparties or supported by letters of credit or guarantees or will indicate the amount and type of collateral held.

SEC COMMENT

7.

We note your significant investment in leveraged leases totaling $897 million as of December 31, 2008. Considering the current economic environment, please revise your disclosure to discuss the credit risk profile of the lessee counterparties. Furthermore, revise to explain if there are credit enhancement mechanisms within the lease transactions.

RESPONSE

The Southern Company

We perform periodic reviews of our lease transactions, both domestic and foreign (cross-border) and the creditworthiness of the lessees (counterparties), including a review of the value of the underlying leased assets and the credit ratings of the counterparties. All of our counterparties are currently in compliance with the applicable lease agreements and historically there have been no defaults.

Our domestic lease transactions generally do not have any credit enhancement mechanisms, except in the case of one lease where the counterparty’s parent has guaranteed its obligations under the lease. The counterparties in our cross-border lease transactions have pledged various deposits as additional security to secure their obligations. In addition, the counterparties in the cross-border lease transactions are required to provide additional collateral in the event of a credit downgrade below a certain level. At the present time, no such credit downgrade has occurred with respect to any of our cross-border lease transactions.

Securities and Exchange Commission

May 13, 2009

In future annual filings, we will disclose whether or not credit enhancement mechanisms exist and discuss the fact that we periodically evaluate the creditworthiness of our counterparties.

Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Consolidated Balance Sheets, page II-53

SEC COMMENT

8.

Explain to us and disclose the nature of the components that comprise other long-term liabilities totaling $330 million as of December 31, 2008. Advise us if such amounts are reflected in the contractual obligations table on page II-48. If not, please explain.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

The caption of “Other” is a total for all items within deferred liabilities not stated separately on the face of the balance sheet and that individually do not exceed 5% of total liabilities (per Reg. S-X 210.5-02.24). The significant components of the $330 million in other long-term liabilities include:

Item Description	Total (in millions)
FAS 133 unrealized losses	$86
Environmental remediation reserve	$65
Deferred revenue	$62
Contributions in aid of construction	$18
Workers compensation reserve	$14
FIN 48 accrued interest	$14
Medical reserve	$5
Miscellaneous other items (each less than $5 million)	$66

The $86 million of FAS 133 unrealized losses and the $14 million of FIN 48 accrued interest are reflected in the contractual obligations table within the captions labeled “Other derivative obligations” and “Unrecognized tax benefits and interest.” The other items indicated above are not reflected in the contractual

Securities and Exchange Commission

May 13, 2009

obligations table on page II-48 because we do not believe these items represent known contractual obligations as defined by Reg. S-K 303(a)(5). The environmental remediation, workers compensation, and medical amounts are reserves recorded under GAAP based on facts as they become known; and the deferred revenue and contributions in aid of construction relate to amounts received, not owed. These amounts will be applied to future service or future expenditures.

Consolidated Statements of Cash Flows, page II-51

SEC COMMENT

9.

Please explain in detail why cost of removal is classified as a cash outflow from investing activities. In this regard, we are aware that EITF Issue No. 02-6 indicated that cash payments to settle an asset retirement obligation should be classified in the statement of cash flows as operating activities. Non-legal asset retirement costs, such as cost of removal, are collected in rates and reflected as a regulatory liability. It would appear analogous that non-legal asset retirement costs should be classified within the cash flow statement similarly to legal retirement costs under the scope of SFAS No. 143. We may have further comment.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Cash outflows for costs of removal differ from the costs associated with our asset retirement obligations in that nearly all of our costs of removal relate to the replacement of productive assets used in the production, distribution, and transmission of electricity. In contrast to costs of removal, asset retirement obligations generally relate to the dismantlement of an asset or a facility without replacement, as in the case of the dismantling a plant or decommissioning a nuclear unit. Costs of removal associated with assets that have not been replaced have been insignificant for all periods presented.

We believe that this difference in the nature of these costs warrants a different cash flow presentation from that prescribed for cash flows associated with our asset retirement obligations. Where EITF Issue No. 02-6 specifically deals with cash payments made to settle an asset retirement obligation within the scope of SFAS No. 143, we note that SFAS No. 95 states that cash outflows for investing activities include payments to acquire property, plant, and equipment. Specifically, Statement 95 paragraph 17(c) describes payments “at the time of

Securities and Exchange Commission

May 13, 2009

purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets” as a source of cash outflows for investing activities. Costs of removal payments are made soon before the cash outflows to prepare for the installation of the new asset. Because these costs are incurred around the time the new asset is purchased, the treatment of these payments as investing cash flows is consistent with the requirement further clarified in footnote 6 to SFAS No. 95 which says that “...advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.”

1. Summary of Significant Accounting Policies, page II-57

Regulatory Assets and Liabilities, page II-58

SEC COMMENT

10.

Please tell us and disclose how and when the regulatory assets will be recovered. In this regard, your current disclosure in footnote (d) to your regulatory asset and liability table does not indicate the recovery period or mechanism.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

All of the traditional operating companies’ regulatory assets are to be reflected in rates. This is currently disclosed in the last sentence of the “Regulatory Assets and Liabilities” section of Note 1 to the financial statements of the Form 10-K. Furthermore, the notes to the table in this section provide information regarding the recovery periods. Therefore, we believe no additional disclosure is currently required. Should circumstances change, we would add any necessary disclosures.

Southern Power Company

Not applicable.

SEC COMMENT

11.

Please explain to us the nature of “other” and why other regulatory assets increased from $88 million as of the end of fiscal year ended December 31, 2007, to $164 million as of the year ended December 31, 2008.

Securities and Exchange Commission

May 13, 2009

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

The $76 million increase in other regulatory assets in 2008 is primarily related increases in the following items:

Item Description	Total (in millions)
IGCC accumulated costs	$25
Nuclear Early Site Permit costs	$21
Postretirement benefits	$14
Cooling tower costs	$8
Other (all $3 million or less)	$8

The increase in IGCC and nuclear early site permit costs relate to new, large projects at Mississippi Power and Georgia Power for which regulatory approval was received to defer initial costs. The increase in postretirement benefits is due to increases related to the SFAS No. 158 measurement date change and the increase in cooling tower costs is related to increased costs to comply with environmental mandates that were deferred by the Georgia PSC until the next rate case to be filed by Georgia Power in 2010.

SEC COMMENT

12.

We note your regulatory asset vacation pay totaling $140 million as of December 31, 2008. Please explain to us if you have been granted regulatory authority to classify vacation pay as a regulatory asset and confirm for us that this asset is earning a return. Lastly, reconcile for us the asset balance to the accrued vacation pay balance of $179 million as of December 31, 2008 as shown on the consolidated balance sheets.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

The traditional operating companies have regulatory authority to classify vacation pay as a regulatory asset. This authority has been granted either through an accounting order or inclusion of vacation pay on an “as paid” basis within cost of service. The difference of $39 million between the regulatory asset of $140 million and the accrued vacation pay balance of $179 million primarily relates to

Securities and Exchange Commission

May 13, 2009

the service company (SCS) consolidated within Southern. Since the regulatory asset is offset by the accrued vacation pay liability, there is a zero net effect on rate base.

Southern Power Company

Not applicable.

SEC COMMENT

13.

Explain to us and revise your disclosure to indicate how you have historically recovered pension and other postretirement costs for each of your rate-regulated subsidiaries. In this regard, please also explain to us how you concluded the probability of recovery threshold has been met pursuant to SFAS No. 71 with respect to the regulatory asset recorded for your underfunded retiree benefit plans. Lastly, confirm for us that you currently have regulatory approval to earn a return on your underfunded retiree benefit plan asset. Please refer to EITF Issue No. 92-12. We may have further comment.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

In connection with the implementation of FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” SFAS No. 158), the traditional operating companies recorded regulatory assets/liabilities for the effects of SFAS No. 158 that would otherwise have been recorded in AOCI. Each of the traditional operating companies has historically been allowed to collect the employee benefit plan expense accrued under FASB Statement Nos. 87 and 106 in the rates charged to customers and no evidence exists that such regulatory treatment would change. This, therefore, is the basis for recording the underfunded/overfunded regulatory asset/liability as a result of SFAS No. 158. Our adoption of SFAS No. 158 is discussed in Footnote 2 on page II-67.

Southern Power Company

Not applicable.

Securities and Exchange Commission

May 13, 2009

Property, Plant and Equipment, page II-60

SEC COMMENT

14.

Please explain to us and disclose how you account for start up costs with regard to the construction of a utility plant for each of your subsidiary level registrants. Please refer to SOP No. 98-5. Furthermore, explain what procedures have been implemented to properly identify costs that qualify for capitalization because of anticipated regulatory recovery. Also, please explain if any such capitalized costs were historically disallowed. If so, please explain what impact any disallowances had on your current accounting policy for start up costs.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

SOP No. 98-5 generally will not apply to start up costs related to the construction of utility plant as paragraph 8 specifically excludes costs of acquiring or constructing long-lived assets. The traditional operating companies, in accordance with SFAS No. 71, may in some instances follow legislative guidance or orders from their respective public service commission with respect to start up for construction of utility plants that may differ from GAAP for non-regulated companies. Regulatory assets are established for such items and disclosed, if material, in MD&A and in the regulatory asset and liability table in Note 1. As examples, please see the descriptions of authorized deferrals at Mississippi Power related to the Integrated Coal Gasification Combined Cycle project (page II-36) and the Georgia Power nuclear project (pages II-37 and II-38) in the Form 10-K. For costs subject to regulatory accounting, detailed records are kept to track these costs incurred and ensure costs are accounted for in accordance with any legislation or public service commission orders. Historically, no such costs have been disallowed.

Asset Retirement Obligations and Other Costs of Removal, page II-61

SEC COMMENT

15.	Explain to us the reason for the significant cash flow revision to the asset retirement obligations in 2008 as shown in the Asset Retirement Obligations rollforward table.

Securities and Exchange Commission

May 13, 2009

RESPONSE

The Southern Company, Alabama Power Company, and Georgia Power Company

The majority of the cash flow revision shown in the Asset Retirement Obligations (ARO) rollforward table is related to the results of a revised nuclear decommissioning study completed in 2008 for Alabama Power as disclosed in the asset retirement obligations rollforward table in Note 1 of Alabama Power Company’s Form 10-K. The revised decommissioning study resulted in a downward revision to the nuclear decommissioning ARO of approximately $74 million. The remaining amount, approximately $18 million, was the result of changes in the depreciable lives of certain property at Georgia Power as ordered by the Georgia Public Service Commission in the 2007 rate case. This order went into effect as of January 1, 2008.

Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Nuclear Decommissioning, pages II-61-62

SEC COMMENT

16.

Please explain to us why the investment funds held in the decommissioning trust exclude receivables related to investment income and pending investment sales, and payables related to investment purchases as of year end.

RESPONSE

The Southern Company, Alabama Power Company, and Georgia Power Company

The nuclear decommissioning trusts are reported on the face of balance sheet at $864 million, which comprises $862 million of investments and $2 million of net receivables. In Note 10 “Fair Value Measurements,” we disclose the fair value of all assets and liabilities reflected in the financial statements on a recurring basis, which shows only the $862 million of investments in the trusts and thus excludes the payables and receivables. Therefore, in order to ensure the new disclosures in Note 10 (page II-102) agreed with the amount disclosed in Note 1 (page II-62), we provided the clarification that the amounts exclude the payables and receivables to enable the reader to reconcile the difference in these Notes to the face of the balance sheet.

Securities and Exchange Commission

May 13, 2009

Gulf Power Company, Mississippi Power Company and Southern Power Company

Not applicable.

SEC COMMENT

17.	Tell us and disclose the investment requirements and target investment allocations stipulated by the applicable regulatory bodies, such as the NRC, the FERC, and the state Public Service Commissions.

RESPONSE

The Southern Company, Alabama Power Company, and Georgia Power Company

The nuclear decommissioning trusts are subject to regulation by the NRC, state PSCs, and the FERC and must be managed externally by a trustee with a net worth of at least $100 million. The FERC requires the funds’ trustee or investment manager to exercise the standard of care in investing that a prudent investor (as defined) would use in the same circumstances. The FERC regulations also require, except for investments tied to market indexes or other mutual funds, the trustee or investment manager may not invest in any securities of the utility for which it manages the funds or its affiliates. In addition, the NRC prohibits investments in securities of power reactor licensees. While Southern Company is allowed to prescribe an overall investment policy to the trustee or investment manager, neither Southern Company nor its subsidiaries or affiliates are allowed to engage in the day-to-day management of the trusts or to mandate individual investment decisions. We will disclose these requirements in future annual filings.

Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Fuel Inventory, page II-65

SEC COMMENT

18.

We read your disclosure indicating that fuel inventory includes the average cost of emission allowances. Please explain for us if you perform a lower of cost or market analysis on your purchased emission allowances. In this

Securities and Exchange Commission

May 13, 2009

regard, revise your disclosure and summarize for us the results of your most recent lower of cost or market analysis.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Southern Company records emission allowances in fuel inventory at a weighted average cost, which is impacted significantly by the number of emission allowances granted by the Environmental Protection Agency at zero cost. The overall value of allowances is periodically compared to current market prices, and the following factors are considered in our analysis and accounting treatment:

•

The FERC requires entities to recognize emission allowances on a historical cost basis and to expense them as consumed on a weighted-average cost basis, as discussed in FERC Order No. 552 [Docket No. RM92-1-000].

•

Each of the traditional operating companies has fuel cost recovery mechanisms as approved by the respective state public service commissions. The incurred cost of emission allowances are part of those fuel costs and thus fall within this recovery mechanism.

•

ARB No. 43 discusses three categories of inventory including inventory to be currently consumed in the production of goods or services to be available for sale. Emission allowances are consumed as part of the production of energy. Statement 6 in ARB No. 43 states “Furthermore, where the evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss should be recognized even though replacement or reproduction costs are lower.”

In summary, because of the ability of the traditional operating companies to collect the costs of their emissions allowances in future rates, we have not written down the carrying value of our existing emission allowances. Southern Power has an insignificant bank of emission allowances (less than $0.5 million) that are also held in inventory.

As at December 31, 2008 the results of our cost analysis were as follows:

Allowance Type	Weighted Average Price	Approximate Market Price
SO2 (1)	$172	$200
NOX – Seasonal	$336	$650
NOX – Annual	$261	$5,500

(1) Excludes zero cost allowances allocated for future years, to which the company already has title.

Securities and Exchange Commission

May 13, 2009

SEC COMMENT

19.	Explain to us if you currently have any emission allowances which are held for sale and your related accounting for such emission allowances.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Southern Company and its subsidiaries do not have any emission allowances held for sale.

2. Retirement Benefits, page II-67

SEC COMMENT

20.

Explain to us how you determined your long-term return assumption on plan assets of 8.50% and concluded that the rate used is realistic and reasonable. Please be detailed in your analysis. See paragraph 45 of SFAS No. 87. We may have further comment.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Consistent with prior years, we estimated the expected rate of return on our qualified pension plan assets using a financial model to project the expected return on our current investment portfolio as of the measurement date. At December 31, 2008, this analysis projected a long term rate of return higher than the 8.5% used for the last several annual projections. The analysis projects an expected rate of return on each of seven different asset classes in order to arrive at the expected return on the entire portfolio relying on the pension trust’s target asset allocation and reasonable capital market assumptions. Due to recent market conditions, we chose to maintain the projected return of 8.5%. We believe that our process for estimating the long-term rate of return on our qualified pension plan assets is consistent with the requirements of paragraph 45 of SFAS No. 87.

Securities and Exchange Commission

May 13, 2009

3. Contingencies and regulatory Matters, page II-73

FERC Matters – Market-Based Rate Authority, page II-78

SEC COMMENT

21.

Tell us and disclose the latest update on your FERC’s generation dominance proceeding. Also, tell us if these off-system sales were made to non-affiliate utilities. Furthermore, it is unclear if you recorded a regulatory liability for the $19.7 million off-system sales subject to refund. If not, then explain in detail the underlying reasons why it would have not been prudent to defer recognition of the sales until final FERC approval is received. We may have further comment.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

The generation dominance proceeding is still pending before the FERC. There have been no developments since the parties filed briefs opposing exceptions in February 2008. By its terms, the market-based rate tariff applies only to sales to non-affiliates. Revenues were billed and recorded under a market-based rate tariff previously approved by the FERC.

The estimated revenues subject to refund have not been recorded as a reserve or a regulatory liability because a refund is not considered probable. Southern Company presented evidence at the hearing demonstrating that they do not have generation market power and believes that there is no meritorious basis for an adverse decision in the proceeding. Since no probable loss accrual is considered appropriate at this time, we have disclosed the maximum amount of exposure in accordance with SFAS No. 5 paragraph 10.

1. Commitments – Long-Term Service Agreements, page II-96

SEC COMMENT

22.

Please explain to us how you work with your service providers in order to determine how costs are accounted for and classified under your long-term service agreements. In this regard, tell us and disclose the amounts expensed and capitalized under your long-term service agreements for the years ended December 31, 2007 and 2008. Please be detailed in your response and cite the relevant accounting literature to support your accounting.

Securities and Exchange Commission

May 13, 2009

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

We believe that no specific accounting literature exists related to the accounting for long term service agreements. The accounting described below is consistent with the guidance in the AICPA Audit and Accounting Guide, Audits of Airlines. In analyzing the terms of the contracts, we have concluded that our contracts typically do not transfer significant risks to the service provider. As a result, we account for each payment as expense and/or capital in accordance with our capitalization policy, relying primarily on detailed documentation provided by the service provider

Our accounting for long-term service agreements is based on the terms of each individual contract. These contacts generally have two components:

•	Periodic payments related to the ongoing monitoring, inspection and maintenance activities performed by the counterparty (routine maintenance)
•

Periodic payments made in advance of a planned outage, or in connection with an unplanned outage, involving major maintenance consisting primarily of the replacement of capital parts (major maintenance).

These payments are made in advance of work performed under the terms of the contract and are recorded in Southern Company's consolidated balance sheet as prepaid assets in Current Assets - Other and Deferred Charges and Other Assets - Other. The prepaid balances are reduced when specific work is performed under the contract with the reduction accounted for as either operations and maintenance (O&M) expense or as an addition to property, plant, and equipment.

The routine maintenance payments are generally recorded as O&M expense at the time that work is performed. This is due to the fact that none of the work involved would qualify for capitalization under our existing asset capitalization policies. Payments made for major maintenance are allocated between O&M expense and property, plant and equipment, using our existing capitalization policy, based on detailed reports received from the vendor. These reports include details of labor incurred, consumable items used, and details of all parts replaced in the unit so we can clearly determine if an item should be capitalized or expensed under our existing policies. Our “self perform” model (designed to account for work as if done ourselves) was developed with the objective of a consistent financial statement presentation regardless of who performs the work and we believe that it accomplishes that objective.

Securities and Exchange Commission

May 13, 2009

The total consolidated amounts expensed and capitalized in 2007 and 2008 are as follows (in millions):

	2008	2007
Expensed	$ 5.3	$ 5.9
Capitalized	24.2	31.9
Total	$ 29.5	$ 37.9

These amounts exclude an additional $9.4 million and $9.6 million of expense for 2008 and 2007, respectively, related to long-term service agreements associated with an operating lease.

8. Common Stock, page II-98

Common Stock Dividends, page II-100

23.	SEC COMMENT

Please confirm for us that none of your wholly-owned subsidiary companies have restrictions regarding the ability to pay dividends, make cash distributions, or otherwise transfer funds to you or your subsidiaries. In this regard, please explain to us if there are any regulatory restrictions or debt covenants which could limit the amount of dividends of your utility subsidiaries.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

The traditional operating companies have regulatory and/or debt covenant restrictions regarding the ability to pay dividends to the parent company. This restriction is disclosed in the Note 6 of each subsidiary registrant. In addition, Rule 5-04(c) of Regulation S-X requires that the schedule prescribed by Rule 12-04 be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The restricted assets of the subsidiary companies did not exceed the 25% threshold for any year presented in the Form 10-K. There are no debt covenant restrictions except as disclosed in Southern Company’s Note 6 (page II-93) and in Southern Power’s Note 6 (page II-402) to the Form 10-K.

Securities and Exchange Commission

May 13, 2009

SEC COMMENT

24.	Tell us, and disclose whether you factor in your own credit risk into the value of your derivative liabilities, consistent with the guidance in paragraph 15 of SFAS 157.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

We do include our own credit risk as one of the inputs into the value of derivative liabilities. We did not explicitly disclose this in our fair value measurements footnote because we viewed this as a known requirement under SFAS No. 157. If additional disclosure is deemed relevant in the future, then we will consider revising our disclosures accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of.... Page II-175

Relicensing, page II-190

SEC COMMENT

25.	Please explain to us what necessitated the extension request with regard to the useful lives of your nuclear generating plants and the resulting impact of the extension on your accounting.

RESPONSE

The Southern Company, Alabama Power Company, and Georgia Power Company

The original license for the Plant Vogtle operating units was for a 40-year period. Nuclear Regulatory Commission (NRC) regulations allow for a utility to request for an extension of its original license after operating for 20 years if certain criteria are met. A utility may also simultaneously apply for a waiver for another unit in order to request a similar extension for the other unit. Since Georgia Power Company had arrived at the 20 year threshold for Plant Vogtle Unit 1 in 2007 and met the NRC criteria for safety and reliability, it did seek an additional 20-year extension for both Vogtle units in order to assure continued operation of the units.

In consideration of the likelihood of license extension, in 2007 the Georgia Public Service Commission (GPSC) set the useful life of the units at 60 years for depreciation purposes. Georgia Power Company has followed the applicable

Securities and Exchange Commission

May 13, 2009

GPSC order in recording its depreciation expense for these units beginning in 2008. Upon receipt of the license renewals, the we will also review any other accounting requirements created by the extensions which would likely include a review of any impacts on asset retirement obligations associated with the units as well as any impacts on future contributions made to nuclear decommissioning trust funds associated with the units, both of which are legally tied to the NRC license.

Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

Schedule II – Valuation and Qualifying Accounting, page S-2

SEC COMMENT

26.

Please advise why Schedule II is unnecessary for the reserve associated with costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12.09 of Regulation S-X. In this regard, we note your disclosure on page II-60 that indicates Alabama Power Company accrues estimated nuclear refueling costs in advance of the unit’s next refueling outage.

RESPONSE

Alabama Power Company

Based on the wording in footnote 1 to the table in Rule 12-09 of Regulation S-X, we do not believe that the regulatory liability established for planned major maintenance meets the definition of a reserve since it is not characterized as a reserve on the balance sheet of Alabama Power but is instead presented as a regulatory liability. Therefore, we concluded that the presentation of our regulatory liability associated with planned major maintenance in Schedule II is not required.

The Southern Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

* * * * * * * * * * * * *

Securities and Exchange Commission

May 13, 2009

In connection with our response, each of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company acknowledge that:

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-6641 or to Jan Hodnett, Accounting Director and Assistant Comptroller, at (404) 506-6709.

Sincerely,

/s/ W. Ron Hinson

W. Ron Hinson

Chief Accounting Officer

The Southern Company